Agora is a search engine for local products

🟦 **PITCH VIDEO**   🔲 **INVESTOR PANEL**



agorashoplocal.com   Boston MA   🐦 📘 📷

Retail   Technology   Main Street   Marketplace   Social Impact

LEAD INVESTOR   ⌃

J   Jonathan Brown

I'm very excited to be a part of helping Allie Walsh and her team create the best search engine for local inventory. Agora has the potential to be a game changer, and I'm looking forward to see how they continue to progress, already going to from 25 stores to 80, just in the Boston area. This raise should help they hire a full team of engineers and increase advertising. Here's to Agora Shop Local making a splash and expanding beyond Boston, Massachusetts.

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 19   ASK A QUESTION 12

Highlights

① We are helping local retailers by making their products searchable.

② We are capturing a huge market: 85% of shopping still happens in-person.

③ Local shopping is becoming a massive investment trend for the next decade.

④ There are multiple revenue streams: ad-based, product placement, and analytics.

Our Founder



Allison Walsh   CEO at Agora

Harvard University '18, Honors degree in Economics. Previously at General Atlantic, Y-Combinator S19 Class.

Pitch





agora

Local Shops. Local Shoppers.

Agora is a search engine for discovering local products.

agorashoplocal.com



Founding Story.

When coming out of class in Harvard Square, Allie remembered the need for a black dress. She thought to herself, why can't I search for it in stores nearby?

This problem continued to persist for items beyond just clothing.

Allie stumbled upon the demand for...

a search engine for local inventory.



> "Why cant I just search "black dress" on my phone and know where they are in stores near me?"

Allie Walsh
Founder & CEO of Agora

Two Ways to Shop.

If a search engine for local inventory existed, we could combine the best aspects of both retail experiences.



In-Person Retail.

+ Immediate gratification and ability to use.

+ No shipping delay.

— Uncertainty about whether you will find desired product and whether you are getting the best deal.

— Wasted time going from store to store.

— Lack of price transparency from inability to compare across vendors in person.

Online Shopping.

+ Able to see across multiple retailers; can compare items/prices easily.

+ Higher certainty about getting a "good deal".

— No physical interaction with product upon purchase.

— Delayed gratification; 2 day shipping or longer.

— Delay and ambiguity with returns and package tracking.

The Problem.



70% of stores find inventory optimization to be a problem*

In-Person Retail.

Local stores struggle due to Amazon's dominance and COVID-19. They need help generating more internet and foot traffic. Inventory optimization is also a problem. The data generated from searching Agora can help stores optimize their inventory. Inventory systems are a highly fragmented market with many stores using spreadsheets or physical mediums.

53% of Consumers would rather buy from a local business*

For Consumers.

Consumers want to shop local. The main reasons are convenience and the immediate gratification as outlined on the previous slide. Agora gives the consumer the ability to shop local with the convenience and searchability or e-commerce.



*source: https://www.prnewswire.com/news-releases/consumers-want-to-support-their-local-economy-by-supporting-local-businesses-according-to-a-survey-by-zypmedia-301066610.html

---

The Solution.

Agora provides a way for



consumers to search across
the inventory of local stores.
It also will provide stores
with a robust inventory
system informed by local
demand insights from the
search engine.

As you'll see on the platform,
users can search a map with
products and stores.



The Problem.

There are multiple ways to monetize Agora. We
hope to monetize on both the store and consumer
side, creating a double-sided marketplace.



For Stores.

For stores, they can pay a subscription to be on the
platform, a subscription to the inventory software,
pay for premium placement on our home page and
search results, pay for ads, and additional insights on
our inventory software.



For Consumers.

For consumers, if we allow consumers to purchase
through the Agora platform, we can take a cut of
the transaction.



In 2018…



$3.6 Trillion
In total retail sales in the US.



$513.61 Billion
In E-Commerce.



$3 Trillion
In local spending.

**If we assume agora ad revenue
can ultimately account for .5% of
that local consumer spend, annual
revenue is $15b per year.**



Strategy & Precedent
(Milo.com).

To start building Agora, we are following in the footsteps of a
company called Milo.com.

**Milo was a local inventory
search engine that was acquired
by E-Bay in 2010 for $75m.**

To create an initial influx of supply on the platform, Milo scraped
the websites of their target stores. We will execute a combination
of scraping and curation of products to start.

Ultimately, we want stores to upload their items directly to Agora.
There will be a store portal that allows them to do so. Eventually,
we will have our own inventory software that updates in real-time
and optimizes store inventory based on local demand insights
from the search platform.





We are launching Agora with…



The Competition.

Square is who we are afraid of most. SMBs love their POS and more are adopting their inventory system. Ideally, we want to integrate with their inventory API and partner with them. Other competitors include Store No8, Amazon, Google Shopping, Ebay Local (bought milo.com in 2012), Glovo in Europe, and Favor or Spreetail in Austin.

Fundraising

Agora started with Y-Combinator's **$150k pre-seed** investment during the S19 batch.

We are kicking off a raise of ~$1m seed investment in April 2021.







Hire a full-time team of engineers (~3 to start)

Advertise to both stores and users

Develop an in-house inventory & product upload system for stores

Meet the Founder & Her Team.



Allie Walsh
Founder & CEO of Agora

The founder, Allie Walsh, graduated from Harvard with honors in 2018, concentrating in Economics. After Harvard, Allie worked as an investor at the investment firm General Atlantic. At GA, Allie worked across their technology and consumer teams, gaining industry expertise in e-commerce infrastructure. After GA, Allie was a part of Y-Combinator's Summer 2019 class.



GoingClear
Full Service Digital Agency

To develop the beta product for Agora, Allie works with GoingClear, a full service digital agency based in Boston, MA.



🔗 **Link to recorded Clubhouse pitch night on Startup Club**